Exhibit 99.(a)(1)(J)

[FIRST SOLAR, INC. LETTERHEAD]

Re: First Solar, Inc.’s Amendment of Eligible Outstanding Stock Options:

Dear [Employee Name]:

The Offer to Amend Eligible Outstanding Stock Options (the “Offer to Amend”) is currently open and available to all eligible employees.  As previously communicated, the Offer to Amend is scheduled to close at 11:59 p.m. MST on July 5, 2007.  Our records indicate that you have not yet made an election pursuant to the Election Form.  Therefore, we recommend that you review the materials sent to you by First Solar, Inc. via e-mail on June 5, 2007 and follow the instructions in the Offer to Amend to make your election.

Our web site, www.firstsolar.com, includes a link to our SEC filings, including the Offer to Amend, to help you understand the Offer to Amend.  This material is designed to provide information necessary to aid in your understanding of the Offer to Amend.

Please do not reply to this automated e-mail message.  If you have any questions, please contact your local Human Resources Department.

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC.